Exhibit 99.1

NuCana Cancels All Outstanding Series A Warrants Following Strategic ATM Execution

Edinburgh, United Kingdom, July 21, 2025 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) announces it has successfully canceled all remaining Series A Warrants, issued in the registered direct offering on May 7, 2025, pursuant to its letter agreements with the holders of the Series A Warrants, having raised the full amount of capital required to complete the cancellation through its at-the-market offering.

This follows the Company’s June 27, 2025 announcement of the agreements to cancel the remaining Series A Warrants, 59.5 million as at June 26, 2025, in exchange for a payment of $3.6 million. This initiative fully eliminates all overhanging rights from the registered direct offering in May 2025.

For additional details, refer to the Company’s Form 6-K filed with the SEC on June 27, 2025.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company”. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned change in the ADS Ratio and its potential impact on the ADS trading price and on liquidity in the Company’s ADSs; the Company’s ability to regain and maintain compliance with Nasdaq’s minimum bid price requirement and other continued listing requirements of The Nasdaq Capital Market; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC, including, for the avoidance of doubt, any “Supplemental Risk Factors” filed with our Form 6-Ks from time to time. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com